FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  October 2007

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	News Release dated October 19, 2007
2.	News Release dated October 19, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited
Date:	October 19, 2007	By:	/s/ Nilesh Trivedi
			Name:	Nilesh Trivedi
			Title:	Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 19, 2007

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its Meeting today has elevated Ms. Chanda Kochhar, Deputy Managing Director as Joint Managing Director & Chief Financial Officer of ICICI Bank. She will be responsible for the Corporate Centre and will be the official spokesperson for ICICI Bank.

The Board of Directors has appointed Mr. Sonjoy Chatterjee, presently Managing Director & CEO of ICICI Bank UK plc as an Executive Director of ICICI Bank Limited effective October 22, 2007, subject to approval of Reserve Bank of India (RBI) and other necessary approvals. He will take over responsibility for wholesale and international banking.

Mr. V. Vaidyanathan, Executive Director will take over responsibility for rural banking in addition to his current responsibility for retail banking.

ICICI Lombard General Insurance Company (ICICI General), the Bank’s general insurance subsidiary, has achieved robust growth and market share. In order to further strengthen the top management of this business in line with its growing scale, ICICI Bank and its joint venture partner, Fairfax, have decided to recommend to the Board of Directors of ICICI General the appointment of Ms. Vishakha Mulye, Group Chief Financial Officer as Executive Director on the Board of ICICI General, subject to necessary approvals.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

Item 2

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	October 19, 2007

ICICI Group to establish ICICI Foundation for Inclusive Growth headed by Dr. Nachiket Mor

The ICICI Group, comprising ICICI Bank (NYSE: IBN) and its subsidiaries, has since its origins as a development bank sought to foster accelerated economic growth. Over the years, it has also taken up several initiatives for socio-economic development and financial inclusion, in addition to its business operations. The ICICI Group believes India is at a critical juncture in its history, where strong economic growth creates an opportunity for accelerated socio-economic development with greater inclusion of the disadvantaged in the economic mainstream, and significant reduction in poverty through sustainable initiatives. This requires not only financial capital but also technological and managerial expertise and entrepreneurial talent. The ICICI Group has a keen interest in playing a larger role in this area.

The Board of Directors of ICICI Bank has today approved the establishment of The ICICI Foundation for Inclusive Growth, subject to receipt of such other approvals as may be required. The ICICI Foundation will integrate, consolidate and scale up the ICICI Group’s existing initiatives in the area of philanthropy and development, and expand into identified new areas, with the objective of catalyzing and accelerating social and economic inclusion by bridging economic and human development gaps.

Dr. Nachiket Mor has led the ICICI Group’s social initiatives for several years. His vision and passion for achieving inclusive growth have been critical to the ICICI Group’s work in this area. Given the importance of the proposed new initiative and the ICICI Group’s aspiration to make a significant positive impact on the socio-economic empowerment of the disadvantaged sections of the Indian people, Dr. Mor would move from his current responsibilities on the Board of Directors of ICICI Bank to dedicate himself to this initiative as President of The ICICI Foundation for Inclusive Growth. He would assume full-time responsibility for the ICICI Foundation’s establishment and operations going forward, effective October 22, 2007.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the impact of any acquisitions, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

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